Form 40-F
period 2021-03-31
Lightspeed POS Inc.
filed 2021-05-20
CIK 1823306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    March 31, 2021         Commission File Number: 001-39498

LIGHTSPEED POS INC.
(Exact name of Registrant as specified in its charter)

Canada	7372	98-1137623
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 Saint-Antoine Street East, Suite 300
Montréal, Québec, Canada H2Y 1A6
(514) 907-1801
(Address and telephone number of Registrant’s principal executive offices)
Corporation Service Company
251 Little Falls Drive
Wilmington, New Castle County, DE 19808-1674
(302) 636-5400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:
Dan Micak, Esq.
Lightspeed POS Inc.
700 Saint-Antoine Street East
Suite 300
Montréal, Québec, Canada
H2Y 1A6
(514) 907-1801
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Subordinate Voting Shares	LSPD	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:
The Registrant had 128,528,515 Subordinate Voting Shares issued and outstanding as of March 31, 2021.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒            No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company.  ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Lightspeed has made in this Annual Report on Form 40-F and the documents filed as Exhibits hereto, and from time to time may otherwise make, forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation.
The Company's actual future results may be materially different from any future results expressed or implied by these forward-looking statements.
The forward-looking statements represent the Company's views as of the date of this Annual Report on Form 40-F. The Company anticipates that subsequent events and developments may cause these views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company has no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent the Company's views as of any date other than the date of this Annual Report on Form 40-F.
See Lightspeed's annual information form for the year ended March 31, 2021, attached as Exhibit 99.1 to this Annual Report on Form 40-F, under the heading "Forward-Looking Information" and Lightspeed's management’s discussion and analysis for the year ended March 31, 2021, attached as Exhibit 99.2 to this Annual Report on Form 40-F (the "Lightspeed 2021 MD&A"), under the heading "Forward-looking information", for a discussion of forward-looking statements.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"), and which are not comparable to financial statements of United States companies.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission (the “Commission”) are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2021 were effective.
B. Management’s report on internal control over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.
C. Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.
D. Changes in internal control over financial reporting. The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
E. Limitations of controls and procedures. Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

F. Limitation on scope of design.
The information provided under the heading “Limitation on Scope of Design” in the Lightspeed 2021 MD&A is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2021.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee
The Company's board of directors (the “Board”) has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of three directors, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate.

Audit Committee Financial Expert
The Company’s Board has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Paul McFeeters is an audit committee financial expert and is independent within the meaning of applicable Commission regulations and the listing standards of the New York Stock Exchange (the "NYSE").
The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions, abide. The Code, as amended, is posted on the Company’s website at https://investors.lightspeedhq.com/English/governance/governance-documents/default.aspx. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2021. See the section “External Auditor Service Fee” in our AIF, which section is incorporated by reference herein, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section “Audit Committee Pre-Approval Policies and Procedures” in our AIF, which section is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS
We have no material off-balance sheet arrangements, other than low value and short-term leases (which have been disclosed under "Off-Balance Sheet Arrangements" in the Lightspeed 2021 MD&A).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” in the Lightspeed 2021 MD&A is incorporated by reference herein.
CORPORATE GOVERNANCE PRACTICES

The NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. As a foreign private issuer, we have elected to comply with practices that are permitted under Canadian law in lieu of this NYSE requirement. Our by-laws provide that the holders of at least 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum.

Except as stated above, we are in compliance with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the year ended March 31, 2021
99.2	Management’s Discussion & Analysis for the year ended March 31, 2021
99.3	Audited Consolidated Financial Statements for the year ended March 31, 2021
99.4	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of PricewaterhouseCoopers LLP
101	Interactive Data File
Exhibits 99.1, 99.2 and 99.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 9, 2020 (File No. 333-248676), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2020 (File No. 333-249175), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on December 4, 2020 (File No. 333-251139) (together, the "Registration Statements"). Exhibit 99.6 is incorporated by reference as an exhibit to the Registration Statements.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Lightspeed POS Inc.
(Registrant)
May 20, 2021	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	EVP, General Counsel & Corporate Secretary