Form 40-F
period 2025-03-31
Lightspeed Commerce Inc.
filed 2025-05-22
CIK 1823306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    March 31, 2025         Commission File Number: 001-39498

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
(800) 927-9801
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
The Registrant had 146,399,347 Subordinate Voting Shares issued and outstanding as of March 31, 2025.
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
This Annual Report on Form 40-F of Lightspeed Commerce Inc. ("Lightspeed", "we", "our", the "Company" or the "Registrant") for the year ended March 31, 2025, at the time of filing with the U.S. Securities and Exchange Commission (the "Commission"), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act") for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the "Securities Act") which incorporates by reference this Annual Report on Form 40-F (or any of the documents filed as Exhibits to this Annual Report on Form 40-F).

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
See Lightspeed's annual information form for the year ended March 31, 2025, attached as Exhibit 99.1 to this Annual Report on Form 40-F (the "Lightspeed 2025 AIF"), under the heading "Forward-Looking Information" and Lightspeed's management’s discussion and analysis for the year ended March 31, 2025, attached as Exhibit 99.2 to this Annual Report on Form 40-F (the "Lightspeed 2025 MD&A"), under the heading "Forward-looking information", for a discussion of forward-looking statements.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed as Exhibit 99.3 to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), and which are not comparable to financial statements of United States companies.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2025 were effective.

B. Management’s annual report on internal control over financial reporting. Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the CEO and CFO, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the CEO and CFO, have determined that the Company’s internal control over financial reporting was effective as at March 31, 2025. See "Management's Annual Report on Internal Control Over Financial Reporting", which accompanies Lightspeed’s audited consolidated financial statements as at March 31, 2025 and 2024 and for the years then ended (the "Lightspeed 2025 Financial Statements"), filed as Exhibit 99.3 to this Annual Report on Form 40-F.
C. Attestation report of the independent registered public accounting firm. The effectiveness of the Company's internal control over financial reporting as at March 31, 2025 has been audited by PricewaterhouseCoopers LLP (PCAOB ID No. 271), an independent registered public accounting firm, as stated in their report, which accompanies the Lightspeed 2025 Financial Statements, and is incorporated herein by reference.
D. Changes in internal control over financial reporting. The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
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

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2025.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee
The Company's board of directors (the “Board”) has a separately designated standing audit committee (the "Audit Committee") established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of three directors, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate. The members of the Audit Committee are identified in the section entitled “Composition of the Audit Committee” in the Lightspeed 2025 AIF, which section is incorporated by reference herein.

Audit Committee Financial Expert
The Company’s Board has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Paul McFeeters and Dale Murray are each an audit committee financial expert and independent within the meaning of applicable Commission regulations and the listing standards of the New York Stock Exchange (the "NYSE").
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP acted as the Company’s independent registered public accounting firm for the fiscal years ended March 31, 2025 and 2024. See the section “External Auditor Service Fee” in the Lightspeed 2025 AIF, which section is incorporated by reference herein, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section “Audit Committee Pre-Approval Policies and Procedures” in the Lightspeed 2025 AIF, which section is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations (which have been disclosed under "Contractual Obligations" in the Lightspeed 2025 MD&A).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Contractual Obligations” in the Lightspeed 2025 MD&A is incorporated by reference herein.
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

EXHIBIT INDEX

Exhibit Number	Description
97.1	Clawback Policy
99.1	Annual Information Form for the year ended March 31, 2025
99.2	Management’s Discussion & Analysis for the year ended March 31, 2025
99.3	Audited Consolidated Financial Statements for the year ended March 31, 2025
99.4	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of PricewaterhouseCoopers LLP
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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

Lightspeed Commerce Inc.
(Registrant)
May 22, 2025	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	Chief Legal Officer